

March 7, 2024

Fu Xiaowei
Chief Executive Officer
YY Group Holding Ltd.
60 Paya Lebar Road
#05-43 Paya Lebar Square
Singapore 409051

>   **Re: YY Group Holding Ltd.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed February 13, 2024**
>   **File No. 333-275486**

Dear Fu Xiaowei:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Amendment 3 to Form F-1 filed February 13, 2024

Exhibit 5.1, page i

1.   Please revise so that Section 8 does not apply to investors in this offering. In this regard, we note that it is inappropriate to include provisions that may operate as a disclaimer or waiver of rights. Refer to Section 14 of the Securities Act of 1933, as amended.

Explanatory Note

2.   We note your statement that the Resale Shareholder may sell its shares after the pricing of the public offering. Please revise to state, as you do elsewhere in the prospectuses, that the Resale Shareholder will sell its shares only once such shares are listed on the Nasdaq. Also revise your disclosure on pages 9 and 105 that the resale with be "concurrent" with the initial public offering, as it appears that the Resale Shareholder will sell its shares only

once the primary offering is close and the shares are listed on the Nasdaq.

Resale Shareholder, page Alt-2

3. Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Resale Shareholder who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K. Also revise to disclose when and under what circumstances the Resale Shareholder received its shares of the registrant that are intended to be part of the resale transaction, as well as whether the Resale Shareholder is a broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting securities.

Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services